August 23, 2024

VIA EDGAR

Mr. Doug Jones

Ms. Lyn Shenk

Ms. Rebekah Reed

Ms. Lilyanna Peyser

Division of Corporate Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE Washington, D.C. 20549

Re:	Autozi Internet Technology (Global) Ltd. (CIK No. 0001959726)

Registration Statement on Form F-1 (File No. 333-281215)

Registration Statement on Form 8-A (File No. 001- 42255)

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C (“Rule 461”) promulgated under the Securities Act of 1933, as amended, Autozi Internet Technology (Global) Ltd. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) be accelerated to, and that the Registration Statement become effective at 4:00 p.m., Eastern Time, on Tuesday, August 27, 2024, or as soon as thereafter practicable.

The Company also requests that the Registration Statement on Form 8-A under the Securities Exchange Act of 1934, covering the Class A ordinary shares of the Company, be declared effective concurrently with the F-1 Registration Statement (the F-1 Registration Statement, together with the Registration Statement on Form 8-A, the “Registration Statements”).

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461. Such request may be made by an executive officer of the Company or by any attorney from the Company’s counsel, DLA Piper UK LLP.

The Company understands that the underwriters have joined in this request in a separate letter filed with the Securities and Exchange Commission today.

[Signature page follows]

Very truly yours, Autozi Internet Technology (Global) Ltd.

By:	/s/ Houqi Zhang
Name:	Houqi Zhang
Title:	Chief Executive Officer,
Chairman of the Board of the Directors

[Signature Page — Acceleration Request Letter — Company]